FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated July 20, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the second quarter of 2012.

2.  Table of unaudited consolidated capitalization of the Registrant at June 30, 2012 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 20, 2012

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK

Interim Report 2 2012

First six months of 2012

•                  Net interest revenues amounted to Skr 1,010.5 million (1H11: Skr 878.4 million)

•                  Operating profit amounted to Skr 921.0 million (1H11: Skr 956.9 million)

•                  After-tax return on equity amounted to 9.5 percent (1H11: 11.6 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 953.1 million (1H11: Skr 797.8 million)

•                  New lending to, and for, Swedish exporters during the first six months of 2012 amounted to Skr 28.5 billion (1H11: Skr 25.5 billion)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 70.4 billion (Skr 64.3 billion at year-end 2011)

•                  The common equity Tier-1 capital adequacy ratio was 19.3 percent at the end of the period (19.6 percent at year-end 2011)

•                  Basic and diluted earnings per share for the first six months of 2012 amounted to Skr 168.2 (1H11: Skr 185.3)

Second quarter of 2012

•                  Net interest revenues amounted to Skr 505.1 million (2Q11: Skr 442.9 million)

•                  Operating profit for the second quarter of 2012 amounted to Skr 182.1 million (2Q11: Skr 498.9 million).

•                  Operating profit excluding unrealized changes in fair value for the second quarter of 2012 amounted to Skr 352.0 million (2Q11: Skr 463.9 million)

•                  Basic and diluted earnings per share for the second quarter of 2012 amounted to Skr 31.7 (2Q11: Skr 101.6)

2012 For the period 01/01/12 – 30/06/12 Download the report at www.sek.se

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	Apr-Jun, 2012 Skr	Jan-Mar, 2012 Skr	Apr-Jun, 2011 Skr	Jan-Jun, 2012 Skr	Jan-Jun, 2011 Skr	Jan-Dec, 2011 Skr
Results
Net interest revenues	505.1	505.4	442.9	1,010.5	878.4	1,870.8
Operating profit	182.1	738.9	498.9	921.0	956.9	1,889.1
Net profit (after taxes)	126.4	544.6	405.2	671.0	739.5	1,399.5
After-tax return on equity (1)	3.5%	15.3%	12.5%	9.5%	11.6%	10.5%

Operating profit excl. Unrealized changes in fair value(2)	352.0	601.1	463.9	953.1	797.8	1,847.6

Customer financing
New customer financing (3)	17,305	11,240	19,607	28,545	25,543	51,249
of which direct customer financing	4,785	3,403	8,728	8,188	10,132	20,549
of which end customer financing	12,520	7,837	10,879	20,357	15,411	30,700
Loans, outstanding and undisbursed (4)	223,621	217,169	209,385	223,621	209,385	220,672
Amounts of outstanding offers of lending (5)	70,415	59,508	77,450	70,415	77,450	64,294
of which binding offers	43,631	n.a.	n.a.	43,631	n.a.	n.a.
of which non-binding offers	26,784	n.a.	n.a.	26,784	n.a.	n.a.

Borrowing
New long-term borrowings (6)	13,333	12,715	9,582	26,048	26,246	47,685
Outstanding senior debt	279,063	269,414	275,461	279,063	275,461	273,245
Outstanding subordinated debt	3,281	2,926	2,449	3,281	2,449	3,175

Statement of financial position
Total assets	324,757	311,067	317,040	324,757	317,040	319,702
Total liabilities	310,556	296,647	304,017	310,556	304,017	305,734
Total equity	14,201	14,420	13,023	14,201	13,023	13,968

Capital
Total capital adequacy ratio, incl. Basel I-based additional requirements (7)	22.8%	23.3%	22.4%	22.8%	22.4%	23.3%
Total capital adequacy ratio, excl. Basel I-based additional requirements (8)	22.8%	23.3%	23.4%	22.8%	23.4%	23.3%
Tier-1 capital ratio, incl. Basel I-based additional requirements (9)	22.8%	23.3%	22.4%	22.8%	22.4%	23.3%
Common Equity Tier-1 capital adequacy ratio, incl. Basel I-based additional requirements (10)	19.3%	19.8%	23.4%	19.3%	23.4%	19.6%

The footnote markers in the above table refer to the Supplemental Information to the financial statements contained herein.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as of June 30, 2012 and December 31, 2011, and in matters concerning flows, the six-month period ended on June 30, 2012. Amounts within parentheses refer to December 31, 2011 (in matters concerning positions), or six-month period ending on June 30, 2011 (in matters concerning flows).

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

SEK plays important role in uncertain market

The debt crisis continues to affect the financial markets. As a result, it has remained difficult for many companies to obtain long-term financing in the first half of 2012, a trend that has in fact strengthened in the second quarter. Inquiries received by SEK from both Swedish exporters and banks are increasing.

The financial sector reforms are also making it increasingly difficult for companies to borrow. This could lead to companies’ costs increasing, which will primarily affect smaller companies since they are unable to borrow in the capital markets in the same way as better-known companies.

Given this situation, it is a great reassurance for Swedish exporters to know that they can turn to SEK. Since we match lending and borrowing, we incur no refinancing risk. This provides reassurance for exporters since the financing they receive from SEK has already been secured by funding over the same period. SEK’s new lending to the Swedish export industry amounted to Skr 28.5 billion in the first half of 2012. The outstanding volume of offers for credits amounted to Skr 70.4 billion at the end of the first six months.

There are strong indications that the current uncertainty will continue for a long time due to the extent of the debt crisis. This means that there will continue to be a significant need for a stable and well-functioning export credit system. Combined with a lack of clarity over the implications of regulatory reforms,  there is a risk that this uncertainty will remain for a long time. SEK, with its complementary role in the market, is monitoring developments and continues to have good lending capacity. In order to fully reach out to exporters, we also need to further develop our cooperation with banks and other financial organizations. Our message is clear — we are here for exporters and we have significant capacity to help.

SEK’s underlying operations are performing well. Net interest revenues for the first six months amounted to Skr 1,010.5 million, an increase of 15.0 percent on the previous year. Operating profit for the first half of 2012 amounted to Skr 921.0 million, which is a decrease of Skr 35.9 million from the same period in 2011. The decrease was mainly due to unrealized losses upon the revaluation of, primarily, the company’s debt. The return on equity after tax was 9.5 percent compared with 11.6 percent for the same period in 2011. Operating profit, excluding unrealized changes in fair value, was Skr 953.1 million, compared with Skr 797.8 million for the same period in 2011.

Interim Report January-June 2012

Demand remains strong

SEK is still seeing significant demand for structured finance. Demand for direct finance increased in the second quarter, in contrast to the beginning of the year, and lending volume increased  in the second quarter.

SEK’s lending operations consist of direct finance for Swedish exporters and structured finance, in which SEK provides financing for the customers of Swedish exporters, i.e. buyers of Swedish goods and services. SEK cooperates with EKN, the Swedish Export Credits Guarantee Board, and commercial banks, which together with SEK make up the Swedish export system.

The volume of new lending in the first half of 2012 amounted to Skr 28.5 billion, which was an increase of Skr 3.0 billion from the first half of 2011. Overall, 28.8 percent of new lending consisted of direct finance, while 71.2 percent consisted of structured finance. SEK’s role in direct finance in the second quarter has primarily been to provide long-term lending in foreign currencies that are difficult to access.

Of total new lending made in the first six months, Skr 17.3 billion was made in the second quarter. The total volume of outstanding offers amounted to Skr 70.4 billion at the end of the period, which is an increase of 9.5 percent from the same period in 2011.

In the second quarter, for example, SEK financed US telecom operator Sprint’s purchase of equipment from Ericsson for its 4G network. SEK financed the entire transaction, which totaled USD 1 billion. SEK also financed Scania’s supply of 231 buses to the Chilean capital Santiago. A third example from the second quarter is SEK’s financing for Bergvik Skog AB.

A number of the transactions in which SEK has been involved have been awarded prizes by various trade journals such as Trade Finance and GTR (Global Trade Review). This included the Murabaha financing, in line with Sharia principles, of telecom equipment for Axis in Indonesia.

New customer financing

(Skr billion)

	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec 2011
Customer financing of which:
- End customer financing (1)	20.3	15.4	30.7
- Direct customer financing	8.2	10.1	20.5
Total	28.5	25.5	51.2

(1) Of which Skr 11.9 billion (1H11: Skr 10.5 billion, 12M11 Skr 7.3 billion) had not been disbursed at period end.

New customer financing by sector

New customer financing

(Skr billion)

Successful funding in unsettled markets

The funding markets have generally remained unsettled and unpredictable. However, SEK’s conservative business model, which requires matching of lending and borrowing to ensure new lending capacity, means that we are less exposed to difficult market conditions.

Europe was the most important market during the period, accounting for approximately 39 percent of SEK’s total new borrowing. The US and Japan have also remained key funding markets. SEK’s long-term new borrowing amounted to approximately Skr 26.0 billion in the first half of 2012, a decrease of approximately Skr 0.2 billion from the corresponding period in 2011 The repurchase of own debt amounted to Skr 6.0 billion and early redemption of borrowing amounted to Skr 11.8 billion for the period. SEK believes that it is important to  provide liquidity in own debt  during times of stress.

In May, SEK issued a 5-year bond for USD 1 billion. Despite turbulent market conditions, the bond was very well received and was subscribed by investors around the world. This is a good example of how SEK is able to ensure long-term financing for its customers during difficult times. This provides strong reassurance for exporters in knowing that when they receive  financing from SEK, we have already arranged the corresponding funding over at least the same maturity.

In May SEK issued a 3-year bond for 500 million renminbi (RMB), corresponding to just over Skr 500 million. The bond was well received and was expanded by a further RMB 150 million. This issue is another step for SEK in establishing itself as a lender of RMB so that it has the capacity to meet the needs of a number of Swedish exporters for long-term financing in Chinese currency.

New borrowing
Long-term borrowing (Skr billion)

Markets, first six months of 2012

Products, first six months of 2012

Comments on the consolidated financial accounts

January - June 2012

Operating profit

Operating profit for the first six months of 2012 amounted to Skr 921.0 million (1H11: Skr 956.9 million), a decrease of 3.8 percent compared to the same period in the previous year. The decrease was mainly attributable to the decrease in unrealized net results of financial transactions amounting to Skr -32.1 million (1H11: Skr 159.1 million) which was mainly due to changes in credit spreads on SEK’s own debt. In addition, realized profit amounting to Skr 105.1 million from the disposal of the subsidiary whose only asset was SEK’s former office building was reported last year. Offsetting effects are profits due to gains on the repurchase of bonds and on higher net interest.

Net interest revenues

Net interest revenues for the first six months of 2012 amounted to Skr 1,010.5 million (1H11: Skr 878.4 million), an increase of 15.0 percent compared to the same period the previous year. The increase in net interest revenues was due to an increase in margins which was partially offset by a decrease in the average size of volumes of interest-bearing assets.

The average margin on debt-financed interest-bearing assets amounted to 0.62 percent per annum (1H11: 0.51 percent), an increase in absolute terms of 11 basis points, or in relative terms of 21.6 percent compared to the same period the previous year. The increase in margin was mainly due to an increase in the portion of interest-bearing assets consisting of loans. Since the loans have higher margins than liquidity placements, the average margin increases. The increase in margin was also due to lower borrowing costs due to advantageous borrowing margins, mainly in US dollars and to higher margins on new loans.

The average amount of debt-financed interest-bearing assets amounted to Skr 259.5 billion (1H11: Skr 268.1 billion) during the period, a decrease of 3.2 percent compared to the same period in the previous year. The decrease was mainly related to liquidity placements. The majority of the decrease is the result of a strategic decision to match borrowing and new lending more closely, thus enabling a reduction in the volume of outstanding liquidity placements.

Net results of financial transactions

The net result of financial transactions for the first six months of 2012 amounted to Skr 200.3 million (1H11: Skr 267.7 million). The decrease was mainly attributable to unrealized changes in fair value related to changes in credit spreads on SEK’s own debt. Offsetting effects were profits due to gains on the repurchase of bonds, which have increased compared to the same period the previous year.

•Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 232.4 million (1H11: Skr 108.6 million), an increase of 114.0 percent compared to the same period in the previous year. The positive change in the net result was attributable to realized gains from disposed assets, debt redemption and interest compensation increasing to Skr 230.0 million (1H11: Skr 106.0 million). The gains were mainly attributable to repurchases of own debt on the structured bond market and arise because SEK maintains a market-making role for its bonds and chooses from time to time to repurchase own debt in response to investors’ requests.

•Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -32.1 million (1H11: Skr 159.1 million). Unrealized changes in fair value in 2012 were mainly attributable to changes in credit spreads on SEK’s own debt , partly due to improved calculation methods and partly due to changes in the market’s assessments of SEK’s credit spreads. See further comments on the second quarter for a description of the improved methods. Offseting effects were positive changes in fair value related to the basis spread (the deviation in the rate basis between two currencies in a currency interest swap due to changes in interest rate bases). The positive result in the same period in 2011 was related to changes in fair value on the basis spread and to a reclassified contingent assets related to Lehman Brothers.

Other operating income

Other operating income amounted to Skr 18.8 million (1H11: Skr 108.3 million) and consisted mainly of recovered expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB). In March 2012, the arbitration proceedings, which cannot be appealed against, were concluded in SEK’s favor with regard to the dispute between SEK and SFAB. The decrease in other operating income compared to the same period in the previous year was attributable to the realized profit in 2011, amounting to Skr 105.1 million, from the disposal of the building that served as SEK’s headquarters, when SEK moved its headquarters to new, rented, premises.

Personnel expenses

Personnel expenses totaled Skr 151.2 million (1H11: Skr 144.6 million) an increase of 4.6 percent compared to the same period in the previous year. The increase in personnel expenses was due to increased payroll and change in provision for pension costs. Personnel expenses include an estimated cost for the general personnel incentive system of Skr 14.2 million (1H11: Skr 17.8 million). The outcome of the general personnel incentive system is based on operating profit excluding unrealized changes in fair value, and may not exceed two months’ salary. Executive Directors are not covered by the system.

Other expenses

Other expenses amounted to Skr 122.5 million (1H11: Skr 97.1 million) an increase of 26.2 percent compared to the same period the previous year. The increase in other expenses is mainly due to an increase in expenses for IT development related to mandatory regulations.

Net credit losses

Net credit losses for the first six months of 2012 amounted to Skr 27.9 million (1H11: Skr 47.0 million), a decrease of 40.6 percent compared to the same period the previous year. During the first six months of 2012 an additional provision of Skr 20.0 million was made to the reserve for unspecified counterparties, while, by contrast, the same period the previous year the reserve amounted to Skr 50.0 million. The increase in the reserve results from a deterioration in credit quality for SEK’s counterparties, due to uncertainties in the European economy.

Other comprehensive income

Other comprehensive income before tax amounted to Skr -25.0 million (1H11: Skr 19.7 million). Skr 21.6  million (1H11: Skr 13.6 million) was due to changes of value in available-for-sale securities and Skr -46.6 million (1H11: Skr 6.1 million) was due to other comprehensive income related to cash flow hedges.

The positive changes in fair value related to available-for-sale securities for the first six months of 2012 amounted to Skr 21.6 million (1H11: Skr 13.6 million). The positive change in fair value both this year and the previous year, was due to lower credit spreads.

Other comprehensive income related to derivatives in cash flow hedges amounted, net, to Skr -46.6 million (1H11: Skr 6.1 million). The negative change in fair value was mainly due to transfers of realized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After-tax effects amounting to Skr 6.6 million (1H11: Skr -5.2 million) and other comprehensive income amounted to Skr -18.4 million (1H11: Skr 14.5 million).

Second quarter of 2012

Operating profit

Operating profit for the second quarter amounted to 182.1 million (2Q11: Skr 498.9 million). The decrease in operating profit was mainly attributable to unrealized changes in fair value amounting to Skr -169.9 million (2Q11: Skr 35.0 million) mainly related to changes in credit spreads on SEK’s own debt. The decrease was also due to the realized profit amounting to Skr 105.1 million,from the disposal of the former office building of SEK that was reported in the previous year, and due to interest compensation. Offsetting effects are mainly attributable to higher net interest revenues.

During the second quarter of 2012, SEK implemented improved methods of calculating the basis spread on derivatives whereby the interest flows in one currency are exchanged for interest flows in an other currency and the calculation of credit spreads on own debt. The improved methods resulted in an initial negative effect on operating profit amounting to Skr 100 million. SEK estimates that this effect does not have any material impact on previous periods. The methodological improvements are expected to result in greater volatility in operating income related to basis spreads and credit spreads on own debt attributable to structured borrowings. SEK is considering establishing a new kind of hedge transaction which should cause some changes in fair value related to the basis spread to be reported in other comprehensive income instead of operating profit.

Net interest revenues

Net interest revenues for the second quarter amounted to Skr 505.1 million (2Q11: Skr 442.9 million), an increase of 14.0 percent compared to the same period in 2011. The increase in net interest revenues was due to higher margins.

The average margin on debt-financed assets for the second quarter of 2012 amounted to 0.63 percent per annum (2Q11: 0.53 percent), an increase in absolute terms of 10 basis points, or in relative terms of 18.9 percent compared to the same period the previous year. The increase in margin was mainly due to an increase in the portion of interest-bearing assets consisting of loans. Since the loans have higher margins than liquidity placements, the average margin increases.

The average amount of debt-financed assets amounted to Skr 261.1 billion (2Q11: Skr 259.7 billion) during the second quarter of 2012, an increase of 0.7 percent compared to the same period the previous year.

Net results of financial transactions

The net result of financial transactions for the second quarter 2012 and amounted to Skr -127.7 million (2Q11: Skr 125.1 million). The decrease was mainly attributable to changes in credit spreads on SEK’s own debt, improvements in valuation models and that realized results has decreased due to reduced interest compensation.

•Realized net results of financial transactions

Realized net results of financial transactions for the second quarter amounted to Skr 42.2 million (2Q11: Skr 90.1 million). The negative change in the net result was attributable to realized gains from disposed assets and debt redemption and interest compensation decreasing to Skr 43.4 million (2Q11: Skr 88.3 million). The decrease was mainly related to interest compensation during the second quarter of 2011 that have not been repeated in 2012.

•Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -169.9 million (2Q11: Skr 35.0 million), partly due to improved calculation methods, partly due to changes in the market’s assessments of SEK’s credit spreads. The negative profit impact compared to the same period the previous year was mainly attributable to changes in credit spreads on SEK’s own debt. Offsetting effects were positive changes in fair value related to the basis-spread. The positive result during the same period of 2011 was related to changes in fair value on the basis spread and to a reclassified contingent asset related to Lehman Brothers.

Other operating income

Other operating income amounted to Skr 1.1 million (2Q11: Skr 108.3 million). The previous year’s other operating income was mainly attributable to the realized profit from the disposal of the subsidiary whose only asset was SEK’s former office building.

Personnel expenses

Personnel expenses for the second quarter amounted to Skr 77.8 million (2Q11: Skr 74.1 million) an increase of 5.0 percent compared to the same period in the previous year. The increase in personnel expenses was due to increased payroll and change in provision for pension costs. Personnel expenses include a cost of Skr 6.2 million (2Q11: 8.9 million) for the general personnel incentive system.

Other expenses

Other expenses amounted to Skr 67.3 million (2Q11: Skr 49.9 million) an increase of 34.9 percent compared to the same period in the previous year. The increase in other expenses is mainly due to an increase in expenses for IT development related to mandatory regulations.

Net credit losses

Net credit losses for the second quarter of 2012 amounted to Skr 46.0 million (2Q11: Skr 47.1), a decrease of 2.3 percent compared to the same period in the previous year. During the second quarter of 2012 an additional provision of Skr 10.0 million was made for the reserve for unspecified counterparties (2Q11: Skr 50.0). The increase in the reserve resulted from a deterioration in the credit quality of SEK’s counterparties, due to uncertainties in the European economy.  The costs related to credit losses increased due to the currency conversion in previous provisions.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 100.7 million (2Q11: Skr 141.0 million) for the second quarter, of which Skr 2.1 million (2Q11: 2.7 million) was attributable to changes in value in available-for-sale securities and Skr 98.6 million (2Q11: Skr 138.3 million) was attributable to other comprehensive income related to cash flow hedges.

The changes in fair value for available-for-sale securities for the second quarter of 2012 amounted to Skr 2.1 million (2Q11: Skr 2.7 million) and was due to slightly lower credit spreads on bonds which is a part of the liquidity placements.

Other comprehensive income related to derivatives in cash flow hedges amounted, net, to Skr 98.6 million (2Q11: Skr 138.3 million). The change was due to changes in interest rates that was offset by transfers of realized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After tax effects amounted to Skr 26.4 million (2Q11: Skr 37.1 million), other comprehensive income amounted to Skr 74.3 million (2Q11: Skr 103.9 million).

Performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS), which is operating profit including changes in fair value of certain financial instruments and operating profit excluding unrealized changes in fair value. Operating profit excluding unrealized changes in fair value excludes changes in the fair value of certain financial instruments that are recognized for IFRS purposes.

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects.

Performance measurement

	Apr-Jun,	Jan-Mar,	Apr-Jun,	Jan-Jun,	Jan-Jun,	Jan-Dec,
Skr mn	2012	2012	2011	2012	2011	2011

Operating profit	182.1	738.9	498.9	921.0	956.9	1,889.1

Unrealized changes in fair value	169.9	-137.8	-35.0	32.1	-159.1	-41.5

Operating profit excl. Unrealized changes in fair value	352.0	601.1	463.9	953.1	797.8	1,847.6

Statement of Financial Position

Total assets and liquidity placements

SEK’s total assets amounted to Skr 324.8 billion as of June 30, 2012, an increase of 1.6 percent from year-end 2011 (Year-end 2011: Skr 319.7 billion). The increase in total assets is mainly attributable to a temporary increase in liquidity placements due to a larger borrowing transaction at the end of May.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 223.6 billion as of June 30, 2012 (Year-end 2011: Skr 220.7 billion), an increase of 1.3 percent on year-end 2011. Of the total amount at June 30, 2012, Skr 190.6 billion represented outstanding loans, a decrease of 2.6 percent from year-end 2011 (Year-end 2011: Skr 195.6 billion). Of the total amount of outstanding loans, loans in the S-system amounted to Skr 36.3 billion (Year-end 2011: Skr 34.2 billion), representing an increase of 6.1 percent from year-end 2011. See Note 9.

As of June 30, 2012  the aggregate amount of outstanding offers amounted to Skr 70.4 billion, an increase of 9.5 percent since year-end 2011 (Year-end 2011: Skr 64.3 billion). Skr 60.9 billion (Year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are included in commitments. Skr 43.6 billion of outstanding offers represents binding offers and Skr 26.8 billion represents non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure, although the exposure to states has increased somewhat in proportion to the expense of the exposure to companies and financial institutions. Of the total counterparty exposure at June 30, 2012, 49.3 percent (Year-end 2011: 43.4 percent) was to states and government export credit agencies; 24.4 percent (Year-end 2011: 27.6 percent) was to financial institutions; 3.5 percent (Year-end 2011: 5.1 percent) was to asset-backed securities; 15.9 percent (Year-end 2011: 17.7 percent) was to companies; and 6.8 percent (Year-end 2011: 6.1 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of June 30, 2012, the aggregate volume of funds borrowed and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, SEK considers that all outstanding commitments are covered through maturity.

Capital adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 22.8 percent as of June 30, 2012 (Year-end 2011: 23.3 percent), of which the Tier-1 capital ratio was 22.8 percent (Year-end 2011: 23.3). The Common Equity Tier-1 capital adequacy ratio was 19.3 percent (year-end 2011: 19.6 percent). See Note 12 for further information on capital adequacy, risk and exposure.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	Apr-Jun 2012	Jan-Mar 2012	Apr-Jun 2011	Jan-Jun 2012	Jan-Jun 2011	Jan-Dec 2011
Interest revenues		3,171.2	2,546.3	2,393.4	5,717.5	4,920.2	10,223.0
Interest expenses		-2,666.1	-2,040.9	-1,950.5	-4,707.0	-4,041.8	-8,352.2
Net interest revenues		505.1	505.4	442.9	1,010.5	878.4	1,870.8

Commissions earned		1.8	4.6	3.0	6.4	9.1	12.3
Commissions incurred		-2.7	-2.5	-6.0	-5.2	-10.9	-14.9
Net results of financial transactions	2	-127.7	328.0	125.1	200.3	267.7	523.4
Other operating income		1.1	17.7	108.3	18.8	108.3	108.8
Operating income		377.6	853.2	673.3	1,230.8	1,252.6	2,500.4

Personnel expenses		-77.8	-73.4	-74.1	-151.2	-144.6	-282.8
Other expenses		-67.3	-55.2	-49.9	-122.5	-97.1	-203.1
Depreciations and amortizations of non-financial assets		-4.4	-3.8	-3.3	-8.2	-7.0	-14.5
Net credit losses	3	-46.0	18.1	-47.1	-27.9	-47.0	-110.9
Operating profit		182.1	738.9	498.9	921.0	956.9	1,889.1

Taxes	4	-55.7	-194.3	-93.7	-250.0	-217.4	-489.6
Net profit for the period (after taxes)(i)		126.4	544.6	405.2	671.0	739.5	1,399.5

Other comprehensive income related to:
Available-for-sale securities		2.1	19.5	2.7	21.6	13.6	12.1
Derivatives in cash flow hedges		98.6	-145.2	138.3	-46.6	6.1	394.7
Tax on other comprehensive income	4	-26.4	33.0	-37.1	6.6	-5.2	-107.0
Total other comprehensive income		74.3	-92.7	103.9	-18.4	14.5	299.8
Total comprehensive income(i)		200.7	451.9	509.1	652.6	754.0	1,699.3

(i)The entire profit is attributable to the shareholder of the Parent Company.

Skr	Apr-Jun 2012	Jan-Mar 2012	Apr-Jun 2011	Jan-Jun 2012	Jan-Jun 2011	Jan-Dec 2011
Basic and diluted earnings per share(ii)	31.7	136.5	101.6	168.2	185.3	350.8

(ii)The average number of shares amounts to 3,990,000  for all periods

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	June 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	6, 7	10,425.2	3,749.6
Treasuries/government bonds	6, 7	3,676.6	2,033.4
Other interest-bearing securities except loans	3, 6, 7	75,919.2	74,738.5
Loans in the form of interest-bearing securities	6, 7	60,020.5	66,204.5
Loans to credit institutions	3, 6, 7	25,543.8	25,791.6
Loans to the public	3, 6, 7	109,915.8	107,938.1
Derivatives	7, 8	31,761.1	31,467.0
Property, plant, equipment and intangible assets	5	139.4	128.4
Other assets		4,717.2	3,909.8
Prepaid expenses and accrued revenues		2,638.5	3,741.0
Total assets		324,757.3	319,701.9

Liabilities and equity
Borrowing from credit institutions	7	17,916.7	15,833.9
Borrowing from the public	7	57.9	59.1
Senior securities issued	7	261,088.2	257,352.4
Derivatives	7, 8	21,218.5	22,604.8
Other liabilities		3,758.4	2,497.0
Accrued expenses and prepaid revenues		2,388.5	3,351.0
Deferred tax liabilities		798.0	811.6
Provisions		49.8	49.6
Subordinated securities issued	7	3,280.5	3,174.4
Total liabilities		310,556.5	305,733.8

Share capital		3,990.0	3,990.0
Reserves		276.2	294.6
Retained earnings		9,934.6	9,683.5
Total equity		14,200.8	13,968.1

Total liabilities and equity		324,757.3	319,701.9

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		135.5	123.0

Contingent assets and liabilities	11	1.1	1.1

Commitments
Committed undisbursed loans	11	33,029.9	25,071.8
Binding offers	11	43,631.4	—

Consolidated Statement of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2011)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-June, 2011	739.5				739.5
Other comprehensive income related to:
Available-for-sale securities	13.6			13.6
Derivatives in cash flow hedges	6.1		6.1
Tax on other comprehensive income Jan-June, 2011	-5.2		-1.6	-3.6
Total other comprehensive income Jan-June, 2011	14.5		4.5	10.0
Total comprehensive income Jan-June, 2011	754.0		4.5	10.0	739.5
Dividend	-301.0				-301.0
Closing balance of equity June 30, 2011 (2)	13,022.8	3,990.0	33.0	-23.7	9,023.5
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Dec, 2011	1,399.5				1,399.5
Other comprehensive income related to:
Available-for-sale securities	12.1			12.1
Derivatives in cash flow hedges	394.7		394.7
Tax on other comprehensive income Jan-Dec, 2011	-107.0		-103.8	-3.2
Total other comprehensive income Jan-Dec, 2011	299.8		290.9	8.9
Total comprehensive income Jan-Dec, 2011	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity December 31, 2011 (2)	13,968.1	3,990.0	319.4	-24.8	9,683.5
Opening balance of equity January 1, 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Net profit Jan-June, 2012	671.0				671.0
Other comprehensive income related to:
Available-for-sale securities	21.6			21.6
Derivatives in cash flow hedges	-46.6		-46.6
Tax on other comprehensive income Jan-June, 2012	6.6		12.3	-5.7
Total other comprehensive income Jan-June, 2012	-18.4		-34.3	15.9
Total comprehensive income Jan-June, 2012	652.6		-34.3	15.9	671.0
Dividend	-420.0				-420.0
Closing balance of equity June 30, 2012 (2)	14,200.8	3,990.0	285.1	-8.9	9,934.6

(1)The total number of shares is 3,990,000.

(2)The entire equity is attributable to the shareholder of the Parent Company.

Consolidated Statement of Cash Flows

Unaudited (except for Jan-Dec, 2011)

Skr mn	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Operating activities
Operating profit (1)	921.0	956.9	1,889.1

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	27.9	-20.5	43.4
Depreciation	8.2	7.0	14.5
Derivatives	143.3	-3,434.5	567.6
Gain on sale of subsidiary	—	-105.1	-105.1
Exchange rate differences	-2.4	4.4	-4.6
Other	181.2	239.5	62.4
Income tax paid	-220.1	-1,069.8	-1,187.5
Total adjustments to convert operating profit to cash flow	138.1	-4,379.0	-609.3

Disbursements of loans	-18,488.7	-16,832.5	-57,673.4
Repayments of loans	22,864.4	11,356.3	41,113.1
Net decrease in bonds and securities held	-2,853.6	15,567.5	29,211.8
Other changes — net	-456.6	-277.0	378.9
Cash flow from (+)/to (-) operating activities	2,124.6	6,392.2	14,310.2

Investing activities
Capital expenditures	-19.0	202.3	139.1
Cash flow from (+)/to (-) investing activities	-19.0	202.3	139.1

Financing activities
Proceeds from issuance of short-term senior debt	1,139.8	815.4	3,403.6
Proceeds from issuance of long-term senior debt	27,989.9	25,508.9	51,486.4
Repayments of debt	-6,328.9	-12,686.8	-37,565.7
Repurchase and early redemption of own long-term debt	-17,826.6	-23,292.5	-36,522.6
Dividend paid	-420.0	-301.0	-301.0
Cash flow from (+)/to (-) financing activities	4,554.2	-9,956.0	-19,499.3

Net cash flow for the year	6,659.8	-3,361.5	-5,050.0
Exchange rate differences on cash and cash equivalents	15.8	-10.6	1.6
Cash and cash equivalents at beginning of the period	3,749.6	8,798.0	8,798.0
Cash and cash equivalents at end of the period (2)	10,425.2	5,425.9	3,749.6

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

Skr mn	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Interest payments received	6,835.3	5,659.7	10,446.9
Interest expenses paid	5,727.4	4,600.3	8,534.9

(2) Cash and cash equivalents

Skr mn	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Cash at banks	283.3	336.2	231.8
Cash equivalents	10,141.9	5,089.7	3,517.8
Total cash and cash equivalents	10,425.2	5,425.9	3,749.6

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 6.

Notes

1.     Applied Accounting Principles

2.     Net Results of Financial Transactions

3.     Impairment and Past-due Receivables

4.     Taxes

5.     Property, Plant, Equipment and Intangible Assets

6.     Loans and Liquidity Placements

7.     Classification of Financial Assets and Liabilities

8.     Derivatives

9.     S-System

10.   Segment Reporting

11.   Contingent Liabilities, Contingent Assets and Commitments

12.   Capital Adequacy and Exposures

13.   Transactions with Related Parties

14.   Events After the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied Accounting Principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2011 annual financial statements. Certain amounts reported in prior periods have been reclassified to conform to the current presentation.Changes in accounting standards have had insignificant impact on accounting in 2012.The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2011.

Note 2. Net Results of Financial Transactions

Skr mn	Apr-Jun, 2012		Jan-Mar, 2012	Apr-Jun, 2011		Jan-Jun, 2012		Jan-Jun, 2011		Jan-Dec, 2011
Net results of financial transactions were related to:

Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-1.2		3.6	1.8		2.4		2.6		4.8
Interest compensation	—		—	40.0		—		40.0		42.2
Realized results on settled assets and repurchased debt	43.4		186.6	48.3		230.0		66.0		434.9	(1)
Total net results of financial transactions, before certain fair value changes	42.2		190.2	90.1		232.4		108.6		481.9

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-169.9	(2)	137.8	35.0	(1)	-32.1	(2)	159.1	(1)	41.5
Total net results of financial transactions	-127.7		328.0	125.1		200.3		267.7		523.4

(1)For the period January-December 2011 a realized gain of Skr 279.3 million is included attributable to the disposal of an earlier reclassified contingent asset related to Lehman Brothers that was effectuated in November 2011. At the same time the unrealized changes in fair value that was accounted for during the second and third quarter was moved.  See Note 11 for more information regarding reporting of contingent assets.

(2)During the second quarter of 2012, SEK has implemented an improved method of calculating the basis spread on derivatives whereby the interest flows in one currency are exchanged for interest flows in another currency. This new method also includes the calculation of credit spreads on own debt. The improved method resulted in an initial negative effect on operating profit amounting to Skr 100 million.

Note 3. Impairment and Past-due Receivables

Skr mn	Apr-Jun, 2012	Jan-Mar, 2012	Apr-Jun, 2011	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Net credit losses (1), (2)	-54.7	-10.0	-59.2	-64.7	-61.4	-125.1
Reversal of previous write-downs (1), (2)	4.4	23.5	11.9	27.9	12.9	10.0
Net impairments and reversals	-50.3	13.5	-47.3	-36.8	-48.5	-115.1
Recovered credit losses	4.3	4.6	0.2	8.9	1.5	4.2
Net credit losses	-46.0	18.1	-47.1	-27.9	-47.0	-110.9
of which related to loans (3)	-25.1	-3.5	-38.0	-28.6	-38.5	-78.4
of which related to liquidity placements (3)	-20.9	21.6	-9.1	0.7	-8.5	-32.5

Changes in reserves of financial assets
Balance brought forward	-662.7	-676.2	-562.3	-676.2	-561.1	-561.1
Impaired financial assets sold	—	—	—	—	—	—
Net impairments and reversals	-50.3	13.5	-47.3	-36.8	-48.5	-115.1
Balance carried forward	-713.0	-662.7	-609.6	-713.0	-609.6	-676.2
of which related to loans (3)	-203.1	-173.8	-122.9	-203.1	-122.9	-166.2
of which related to liquidity placements (3)	-509.9	-488.9	-486.7	-509.9	-486.7	-510.0

(1) SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 2.6 million was recorded in the six month period in relation to these two CDOs (2Q11: Skr —), bringing the total of such impairment to Skr 488.8 million (year-end 2011: Skr 491.4 million). The assets have a gross book value before impairment of Skr  640.5 million (year-end 2011: Skr 641.4 million).

(2) The amount for the six month period includes a provision of Skr 20.0 million (2Q11: Skr 50.0 million) related to bad debts not linked to a specific counterparty. This results in the provision for bad debts not linked to a specific counterparty amounting to Skr 180.0 million (year-end 2011: Skr 160.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK assessed the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3) See Note 6 for definitions.

Past-due Receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	June 30, 2012		December 31, 2011
Past-due receivables:
Aggregate amount less than 90 days past-due	155.2	(1)	154.2	(1)
Aggregate amount of principal and interest more than 90 days past-due	1,205.7	(1), (2)	891.8	(1), (2)
Principal amount not past-due on such receivables	1,781.9	(1)	2,079.4	(1)

(1)Past-due receivables consist primarily of one loan in respect of which discussion regarding restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2)Of the aggregate amount of principal and interest past due Skr 154.4 million (year-end 2011: Skr 153.5 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr  154.4 million (year-end 2011: Skr 153.5 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Sale of shares in the subsidiary AB SEKTIONEN in the second quarter of 2011 was not taxable, which then reduced the effective tax rate.

Note 5. Property, Plant, Equipment and Intangible Assets

Skr mn	June 30, 2012	December 31, 2011

Property, land and equipment
Net book value at beginning of the year	40.7	141.9
Acquisitions of the period	4.4	16.2
Sales or disposals of the period	-0.4	-107.5	(1)
Depreciations of the period	-5.6	-9.9
Net book value of property, plant and equipment	39.1	40.7

Intangible assets
Net book value at beginning of the year	87.7	17.1
Acquisitions of the period	15.2	75.1
Depreciations of the period	-2.6	-4.5
Net book value of intangible assets	100.3	87.7

Net book value of tangible and intangible assets	139.4	128.4

(1)The subsidiary AB SEKTIONEN, owner of SEK’s former office building, was sold during the second quarter of 2011 and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

Note 6. Loans and Liquidity Placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	June 30, 2012	December 31, 2011
Loans:
Loans in the form of interest-bearing securities	60,020.5	66,204.5
Loans to credit institutions	25,543.8	25,791.6
Loans to the public	109,915.8	107,938.1
Less:
Deposits with time to maturity exceeding three months	-4,888.8	-4,334.3
Total loans	190,591.3	195,599.9

Liquidity placements:
Cash and cash equivalents (1)	10,425.2	3,749.6
Deposits with time to maturity exceeding three months	4,888.8	4,334.3
Treasuries/government bonds	3,676.6	2,033.4
Other interest-bearing securities except loans	75,919.2	74,738.5
Total liquidity placements	94,909.8	84,855.8

Total interest-bearing assets	285,501.1	280,455.7

(1)Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Note 7. Classification of Financial Assets and Liabilities

Financial assets by accounting category

	June 30, 2012
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	10,425.2	—	—	—	—	10,425.2
Treasuries/government bonds	3,676.6	—	—	—	3,639.6	37.0
Other interest-bearing securities except loans	75,919.2	—	3,026.3	—	8,967.0	63,925.9
Loans in the form of interest-bearing securities	60,020.5	—	2,163.2	—	—	57,857.3
Loans to credit institutions	25,543.8	—	—	—	—	25,543.8
Loans to the public	109,915.8	—	—	—	—	109,915.8
Derivatives	31,761.1	12,007.7	—	19,753.4	—	—
Total financial assets	317,262.2	12,007.7	5,189.5	19,753.4	12,606.6	267,705.0

Financial liabilities by accounting category

	June 30, 2012
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	17,916.7	—	—	—	17,916.7
Borrowing from the public	57.9	—	—	—	57.9
Senior securities issued	261,088.2	—	123,269.0	—	137,819.2
Derivatives	21,218.5	18,466.3	—	2,752.2	—
Subordinated securities issued	3,280.5	—	—	—	3,280.5
Total financial liabilities	303,561.8	18,466.3	123,269.0	2,752.2	159,074.3

Financial assets by accounting category

	December 31, 2011
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6	—	—	—	—	3,749.6
Treasuries/government bonds	2,033.4	—	—	—	—	2,033.4
Other interest-bearing securities except loans	74,738.5	—	4,477.4	—	9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5	—	2,288.8	—	—	63,915.7
Loans to credit institutions	25,791.6	—	—	—	—	25,791.6
Loans to the public	107,938.1	—	—	—	—	107,938.1
Derivatives	31,467.0	12,696.7	—	18,770.3	—	—
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

Financial liabilities by accounting category

	December 31, 2011
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9	—	—	—	15,833.9
Borrowing from the public	59.1	—	—	—	59.1
Senior securities issued	257,352.4	—	130,317.6	—	127,034.8
Derivatives	22,604.8	19,954.8	—	2,650.0	—
Subordinated securities issued	3,174.4	—	—	—	3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

(1)Of loans and receivables, 9.0 percent (year-end 2011: 9.5 percent) are subject to fair-value hedge accounting and 5.0 percent (year-end 2011: 5.7 percent) are subject to cash-flow hedge accounting.

(2)No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)Of other financial liabilities, 85.0 percent (year-end 2011: 86.2 percent) are subject to fair-value hedge accounting.

The current financial uncertainty has not had any significant impact on fair values of assets or liabilities. There have been no significant transfers of assets or liabilities at fair value between the three levels of IFRS 7 fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr  74.8 million (year-end 2011: Skr 209.4 million), which represents a cumulative decrease in the book value. For the period January 1 to June 30, 2012 the credit risk component has decreased by Skr -134.6 million (2Q11: Skr -32.8 million), which increased  the value of financial liabilities and affected operating profit negatively.

Repayments of long-term debt amounting to approximately Skr -6.3 billion (2Q11: Skr 12.7 billion) has been effectuated, during the six-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -17.8 billion (2Q11: Skr 23.3 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. During the first quarter  the remaining asset was sold. With respect to the period January 1 to June 30, 2012, total interest revenues of Skr 5.2 million were derived from these reclassified assets,  for the same period 2011 the amount was Skr 22.8 million.

Skr mn	June 30, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	245.4	245.5

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option, the effect reported in other comprehensive income would have been a positive effect of Skr 2.5 million for the period January 1 to June 30, 2012. For the same period in 2011, the reclassification would have affected other comprehensive income negatively by Skr 15.9 million. With respect to the period January 1 to June 30, 2012, total interest revenues of Skr 22.0 million were derived from these reclassified assets. During the period January 1 to June 30, 2011, total interest revenues of Skr 49.9  million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 1.3 percent.

Skr mn	June 30, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	1,130.7	1,128.2
Loans in the form of interest-bearing securities	780.2	850.4	850.4	1,019.8	1,019.8
Total	780.2	850.4	850.4	2,150.5	2,148.0

Note 8. Derivatives

Derivatives by categories

	June 30, 2012			December 31, 2011
Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,665.2	7,135.4	144,366.3	6,169.6	7,226.2	143,469.3
Currency-related contracts	22,837.5	5,731.4	241,966.2	23,182.5	5,089.8	231,600.0
Equity-related contracts	2,125.7	6,082.4	44,263.2	1,952.9	8,747.5	58,498.7
Contracts related to commodities, credit risk, etc.	132.7	2,269.3	19,175.6	162.0	1,541.3	20,377.5
Total derivatives	31,761.1	21,218.5	449,771.3	31,467.0	22,604.8	453,945.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, et cetera.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See the table “Total net exposures” in Note 12, for information regarding amounts of risk exposures related to derivatives.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of June 30, 2012,  the nominal amount of credit default swap contracts classified as financial guarantees was Skr 11,763.1 million (year-end 2011: Skr 15,371.7 million).

Note 9. S-System

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2011. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 44.2 million for the first half of 2012 (2Q11: Skr 30.0 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the first half of 2012 amounted to Skr 42.1 million (2Q11: Skr 53.4 million), of which the net result for CIRR loans was Skr 65.0 million (2Q11: Skr 73.4 million).

Statement of Comprehensive Income for the S-system

Skr mn	Apr-Jun, 2012	Jan-Mar, 2012	Apr-Jun, 2011	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Interest revenues	278.3	258.3	197.8	536.6	378.5	862.9
Interest expenses	-232.2	-218.3	-193.4	-450.5	-387.6	-802.5
Net interest revenues	46.1	40.0	4.4	86.1	-9.1	60.4
Interest compensation	—	—	11.1	—	89.5	92.4
Remuneration to SEK	-23.3	-20.9	-16.2	-44.2	-30.0	-72.4
Foreign exchange effects	-1.0	1.2	0.3	0.2	3.0	1.4
Reimbursement to (-) / from (+) the State	-21.8	-20.3	0.4	-42.1	-53.4	-81.8
Operating profit	0.0	0.0	0.0	0.0	0.0	0.0

Statement of Financial Position for the S-system
(included in SEK’s statement of financial position)

Skr mn	June 30, 2012	December 31, 2011
Cash and cash equivalents	5.9	20.1
Loans	36,310.7	34,226.9
Derivatives	4.4	4.6
Other assets	2,766.7	2,459.0
Total assets	39,087.7	36,710.6

Liabilities	36,721.1	34,591.8
Derivatives	2,366.6	2,118.8
Equity	—	—
Total liabilities and equity	39,087.7	36,710.6

Commitments
Committed undisbursed loans (see Note 11)	14,731.5	9,036.0

Results under the S-System by type of loan CIRR loans

Skr mn	Apr-Jun, 2012	Jan-Mar, 2012	Apr-Jun, 2011	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Net interest revenues	57.2	50.7	14.1	107.9	9.9	100.3
Interest compensation	—	—	11.2	—	89.5	92.4
Remuneration to SEK	-22.7	-20.4	-15.8	-43.1	-29.0	-70.4
Foreign exchange effects	-1.0	1.2	0.3	0.2	3.0	1.4
Total	33.5	31.5	9.8	65.0	73.4	123.7

Results under the S-System by type of loan Concessionary loans

Skr mn	Apr-Jun, 2012	Jan-Mar, 2012	Apr-Jun, 2011	Jan-Jun, 2012	Jan-Jun, 2011	Jan-Dec, 2011
Net interest revenues	-11.1	-10.7	-9.8	-21.8	-19.0	-39.9
Interest compensation	—	—	—	—	—	—
Remuneration to SEK	-0.6	-0.5	-0.4	-1.1	-1.0	-2.0
Foreign exchange effects	—	—	—	—	—	—
Total	-11.7	-11.2	-10.2	-22.9	-20.0	-41.9

Note 10. Segment Reporting

Segment reporting has been changed as of the fourth quarter of 2011 to better reflect the present internal reporting structure. In accordance with IFRS 8, SEK has the following two segments: direct customer financing and end customer financing. Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of, Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services.

Previously, SEK reported the segments granting of loans and other segments (including advisory services and capital market products). See Note 1 (c) to the Annual Report of 2011 for further information about segment reporting. SEK’s management evaluates its business mainly on the basis of the non-IFRS income measure, operating profit excluding some fair valuation effects recorded according to IFRS. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	292.1	212.1	—	—	504.2
Net results of financial transactions	16.8	25.4	—	—	42.2
Other operating income	—	—	1.1	—	1.1
Operating expenses	-57.1	-92.4	—	—	-149.5
Net credit losses	-9.5	-36.5	—	—	-46.0
Operating profit excl. unrealized changes in fair value	242.3	108.6	1.1	—	352.0
Unrealized changes in value	—	—	—	-169.9	-169.9
Operating profit	242.3	108.6	1.1	-169.9	182.1

Consolidated Statement of Comprehensive Income

	Jan-Mar, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	288.6	218.9	—	—	507.5
Net results of financial transactions	82.1	108.1	—	—	190.2
Other operating income	—	—	17.7	—	17.7
Operating expenses	-53.3	-79.1	—	—	-132.4
Net credit losses	3.3	14.8	—	—	18.1
Operating profit excl. unrealized changes in fair value	320.7	262.7	17.7	—	601.1
Unrealized changes in value	—	—	—	137.8	137.8
Operating profit	320.7	262.7	17.7	137.8	738.9

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	279.5	160.4	—	—	439.9
Net results of financial transactions	61.7	28.4	—	—	90.1
Other operating income	—	—	108.3	—	108.3
Operating expenses	-62.5	-64.8	—	—	-127.3
Net credit losses	-29.0	-18.1	—	—	-47.1
Operating profit excl. unrealized changes in fair value	249.7	105.9	108.3	—	463.9
Unrealized changes in value	—	—	—	35.0	35.0
Operating profit	249.7	105.9	108.3	35.0	498.9

Consolidated Statement of Comprehensive Income

	Jan-Jun, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	580.7	431.0	—	—	1,011.7
Net results of financial transactions	99.0	133.4	—	—	232.4
Other operating income	—	—	18.8	—	18.8
Operating expenses	-110.4	-171.5	—	—	-281.9
Net credit losses	-6.1	-21.8	—	—	-27.9
Operating profit excl. unrealized changes in fair value	563.2	371.1	18.8	—	953.1
Unrealized changes in value	—	—	—	-32.1	-32.1
Operating profit	563.2	371.1	18.8	-32.1	921.0

Consolidated Statement of Comprehensive Income

	Jan-Jun, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	533.2	343.4	—	—	876.6
Net results of financial transactions	69.2	39.5	—	—	108.7
Other operating income	—	—	108.3	—	108.3
Operating expenses	-121.8	-126.9	—	—	-248.7
Net credit losses	-35.5	-11.5	—	—	-47.0
Operating profit excl. unrealized changes in fair value	445.1	244.4	108.3	—	797.8
Unrealized changes in value	—	—	—	159.1	159.1
Operating profit	445.1	244.4	108.3	159.1	956.9

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.1	770.1	—	—	1,868.2
Net results of financial transactions	227.3	254.6	—	—	481.9
Other operating income	—	—	108.8	—	108.8
Operating expenses	-211.5	-288.9	—	—	-500.4
Net credit losses	-71.9	-39.0	—	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	—	1,847.6
Unrealized changes in value	—	—	—	41.5	41.5
Operating profit	1,042.0	696.8	108.8	41.5	1,889.1

Interest-bearing assets and Committed undisbursed loans

	June 30, 2012			December 31, 2011
Skr billion	Direct customer financing	End customer financing	Sum of segments	Direct customer financing	End customer financing	Sum of segments

Interest-bearing assets	114.4	164.4	278.8	127.5	147.5	275.0
Committed undisbursed loans	—	33.0	33.0	2.5	22.6	25.1

Reconciliation between sum of segments and the Consolidated
Statement of Financial Position

Skr billion	June 30, 2012	December 31, 2011

Sum of segments	278.8	275.0
Derivatives	31.8	31.5
Property, plant, equipment and intangible assets	0.1	0.1
Other assets	4.7	3.9
Prepaid expenses and accrued revenues	2.7	3.7
Other (1)	6.6	5.5
Total	324.8	319.7
Consolidated Statement of Financial Position	324.8	319.7

(1)The line item consists mainly of call deposits.

Note 11. Contingent Liabilities, Contingent Assets and Commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of June 30, 2012. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (year-end 2011: 1.1 million). Commitments consist of committed undisbursed loans and binding offers. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of June 30, 2012. Of the Skr 33,029.9  million of committed undisbursed loans at June 30, 2012 (year-end 2011: Skr 25,071.8 million), committed undisbursed loans under the S-system represented Skr 14,731.5 million (year-end 2011: Skr 9,036.0 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 9).

As of June 30, 2012  the aggregate amount of outstanding offers amounted to Skr 70.4 billion, an increase of 9.5 percent since year-end 2011 (Year-end 2011: Skr 64.3 billion). Skr 60.9 billion (Year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that either binding or non-binding offers are provided. Binding offers are included in commitments. Skr 43.6 billion of outstanding offers represents binding offers and Skr 26.8 billion represents non-binding offers.

As of June 30, 2012, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 4.1 billion (year-end 2011: Skr 4.3 billion).

Lehman Brothers Holdings Inc.

Following Lehman Brothers Holdings Inc.’s (the parent company in the Lehman Brothers Group) request for bankruptcy protection on September 15, 2008, SEK replaced most of the outstanding derivative contracts the Parent Company had entered into with three different Lehman Brothers entities. In accordance with the terms of the original contracts (which generally took the form of ISDA Master Agreements), SEK prepared statements of claim (“Calculation Statements”) in relation to all of these Lehman Brothers entities. The Calculation Statements were delivered to the respective counterparties at the beginning of October 2008.

The majority of the contracts SEK had with three different Lehman Brothers entities served primarily to hedge SEK against market risk. Those contracts have been replaced with new contracts. In addition, SEK had entered into credit default swaps with Lehman Brothers entities that were accounted for as financial guarantees and therefore recorded at amortized cost. The underlying counterparties covered by these credit default swaps all had such creditworthiness as to qualify under SEK’s policies to be held without credit default swap coverage. SEK has therefore not replaced these credit default swaps. The Calculation Statements included claims for calculated costs related to the replacement of these financial guarantees. SEK’s claims against the related Lehman Brothers entities associated with these financial guarantees has not initially been recognized in the statement of financial position due to the requirement that contingent assets should only be recognized when there is virtual certainty of collection.

On April 11, 2012, the Swiss company Lehman Brothers Finance S.A. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK with Stockholm District Court. In June 2009, LBF notified SEK that it was demanding the payment of amounts that LBF claimed were due under one of the original ISDA Master Agreements (the ‘LBF Agreement’), plus interest, rejecting SEK’s claims for cross-affiliate set-off, interest and damages, as reflected in the related Calculation Statements. SEK rejected LBF’s claim for payment and its other objections to the relevant Calculation Statements. SEK made a payment to LBF during the fourth quarter of 2011, representing SEK’s debt including interest. SEK disagrees with LBF’s position, and intends to vigorously defend its position in accordance with the Calculation Statements.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including the current lawsuit filing. SEK’s set-off and damage claims have, however, not all been settled, and no assurance can be given that they will be compensated in full. Nor can any guarantees on the outcome of SEK’s dispute with LBF be given.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of June 30, 2012 was 22.8  percent (year-end 2011: 23.3 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2011.

Capital base

Skr mn	June 30, 2012	December 31, 2011
Tier-1 capital	15,916	15,375
Tier-2 capital	29	n.a.
Total Capital base	15,945	15,375

Capital base - Adjusting items

Skr mn	June 30, 2012	December 31, 2011
Equity	14,201	13,968
Equity-portions of untaxed reserves	n.a.	n.a.
Expected dividend	-180	-420
Items recognized at fair value	-411	-475
Intangible assets and other adjustments	-100	-88
Deduction from Tier-1 capital	2,437	2,423
Tier-1 eligible subordinated debt	-31	-33
100% of expected loss in accordance with IRB-calculation	n.a.	0
Total Tier-1 capital	15,916	15,375

Tier-2 eligible subordinated debt	n.a.	n.a.
Deduction from Tier-2 capital	n.a.	n.a.
100 % of expected surplus in accordance with IRB-calculation	29	n.a.
Total Tier-2 capital	29	0

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of June 30, 2012 the addition to the capital base amounted to Skr 29 million. The amount increased Tier-2 capital. As of December 31, 2011, the deduction from the capital base amounted to Skr 0 million.

Capital Requirements in Accordance with Pillar 1

	June 30, 2012		December 31, 2011
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardized method	1,609	129	1,767	141
Credit risk IRB method	63,557	5,084	59,349	4,748
Currency exchange risks	—	—	—	—
Operational risk	4,799	384	4,799	384
Total Basel II	69,965	5,597	65,915	5,273

Basel I-based additional requirement (1)	—	—	—	—
Total Basel II incl. additional requirement	69,965	5,597	65,915	5,273

Total Basel I	81,410	6,513	81,146	6,492

(1)The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

Regulations include opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2011 the legislature has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	June 30, 2012		December 31, 2011
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	22.8%	22.8%	23.3%	23.3%
of which related to Tier-1 capital	22.8%	22.8%	23.3%	23.3%
of which related to Tier-2 capital	0.0%	0.0%	n.a.	n.a.
Capital adequacy quota (total capital base/total required capital)	2.85	2.85	2.92	2.92

According to SEK’s definition, Common Equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. SEK’s Common Equity Tier-1 capital adequacy ratio amounted to 19.3 percent as of June 30, 2012 (year-end 2011: 19.6). The definition of what to be computed in Common Equity Tier-1 capital in future capital adequacy regulations has not yet been determined.

Net Exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	June 30, 2012		December 31, 2011		June 30, 2012		December 31, 2011		June 30, 2012		December 31, 2011
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	10.2	2.8	13.0	4.1	9.3	3.3	11.5	4.2	0.9	1.0	1.5	3.8
Government export credit agencies	171.7	46.5	123.1	39.3	102.3	36.3	101.7	37.0	69.4	79.8	21.4	54.9
Regional governments	25.2	6.8	19.1	6.1	24.9	8.9	18.8	6.9	0.3	0.3	0.3	0.8
Multilateral development banks	0.4	0.1	0.4	0.1	0.4	0.1	0.4	0.1	—	—	—	—
Financial institutions	90.0	24.4	86.5	27.6	76.9	27.3	74.0	26.9	13.1	15.1	12.5	32.0
Corporates	58.5	15.9	55.4	17.7	55.2	19.6	52.1	19.0	3.3	3.8	3.3	8.5
Securitization positions	12.6	3.5	16.1	5.1	12.6	4.5	16.1	5.9	—	—	—	—
Total	368.6	100.0	313.6	100.0	281.6	100.0	274.6	100.0	87.0	100.0	39.0	100.0

Net exposure European countries, excluding the Nordic countries

Skr billion	June 30, 2012	December 31, 2011
Great Britain	20.6	22.0
Germany	13.9	13.7
The Netherlands	9.0	8.1
France	8.6	11.4
Ireland	3.8	4.3
Poland	3.0	3.1
Spain	2.6	3.3
Belgium	1.0	1.8
Italy	0.9	0.9
Portugal	0.7	0.8
Switzerland	0.5	3.3
Greece	—	—
Other countries	4.6	2.0
Total	69.2	74.7

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 8.0 billion for the first half of 2012 (year-end 2011: Skr 9.3 billion).

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of June 30, 2012 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch. When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

	June 30, 2012
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A’		... of which rated ‘A-’		... of which rated ‘BBB+’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which CDO rated ‘CCC’
Australia	3,088	—	—	—	—	—	3,088	3,088	—		—		—		—		—		—		—		—		—
Belgium	745	—	—	—	—	—	745	745	—		—		—		—		—		—		—		—		—
Germany	—	57	68	—	—	—	125	57	68	(3)	—		—		—		—		—		—		—		—
Ireland	842	—	—	—	—	1,436	2,278	1,436	—		—		—		—		—		386	(3)	—		456	(3)	—
Netherlands	786	—	—	—	—	—	786	786	—		—		—		—		—		—		—		—		—
Portugal	332	—	—	—	—	—	332	—	—		—		—		—		163	(3)	—		169	(3)	—		—
Spain	885	44	—	37	—	161	1,127	—	—		205	(3)	664	(3)	8	(3)	40	(3)	—		—		210	(3)	—
United Kingdom	950	—	—	—	—	35	985	768	—		182	(3)	35	(3)	—		—		—		—		—		—
United States	—	—	—	—	151	2,445	2,596	1,783	662	(3)	—		—		—		—		—		—		—		151	(4)
Total	7,628	101	68	37	151	4,077	12,062	8,663	730		387		699		8		203		386		169		666		151

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 3,248 million, still Skr 947 million have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 489 million in total as of June 30, 2012.

	December 31, 2011
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)		Total	... of which rated ‘AAA’	... of which rated ‘AA+’		... of which rated ‘AA’		... of which rated ‘AA-’		... of which rated ‘A+’		... of which rated ‘A’		... of which rated ‘BBB+’		... of which rated ‘BBB’		... of which rated ‘BBB-’		... of which rated ‘BB’		... of which CDO rated ‘CCC’
Australia	3,550	—	—	—	—	—		3,550	3,550	—		—		—		—		—		—		—		—		—		—
Belgium	760	—	—	—	—	—		760	760	—		—		—		—		—		—		—		—		—		—
France	—	24	—	—	—	—		24	24	—		—		—		—		—		—		—		—		—		—
Germany	—	102	70	—	—	—		172	102	70	(4)	—		—		—		—		—		—		—		—		—
Ireland	920	—	—	—	—	1,465	(3)	2,385	1,465	—		—		45	(4)	—		—		592	(4)	283	(4)	—		—		—
Netherlands	834	—	—	—	—	—		834	834	—		—		—		—		—		—		—		—		—		—
Portugal	351	—	—	—	—	—		351	—	—		—		—				171	(4)	—		—		180	(4)	—		—
Spain	962	65	—	66	—	209		1,302	452	50	(4)	16	(4)	496	(4)	44	(4)	24	(4)	—		—		—		220	(4)	—
United Kingdom	3,246	—	—	—	—	57		3,303	3,044	—		259	(4)	—		—		—		—		—		—		—		—
United States	—	—	—	—	151	2 790		2,941	2,132	658	(4)	—		—		—		—		—		—		—		—		151	(5)
Total	10,623	191	70	66	151	4,521		15,622	12,363	778		275		541		44		195		592		283		180		220		151

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(4)Of these assets amounting to Skr 3,108 million, still Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(5)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 491 million in total as of December 31, 2011.

Note 13. Transactions with Related Parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2011. No material changes have taken place in relations or transactions with related parties compared to the descriptions in the Annual Report for 2011. SEK has invested in treasury bills issued by the Swedish National Debt Office during the second quarter of 2012. The holding amounted to Skr 3,639.6 million as of June 30, 2012 (year-end 2011: Skr 1,995.3 million).

Note 14.  Events After the Reporting Period

No events with significant impact on the information in the report have occurred after the reporting period’s end.

The Board of Directors and the President confirm that this Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, July 20, 2012

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

SEK has established the following expected dates for the publication of financial information and other related matters:

October 22, 2012	Interim Report for the period July 1, 2012 —September 30, 2012

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on July 20, 2012.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2011, is available at www.sek.se

Supplemental Information

(1)Net profit, after taxes, expressed as a percentage per annum of current year´s average equity. The definition has been amended to conform to the owner’s definition of return on equity. The return on equity was until 2011 based on the opening balance of equity, adjusted for dividends paid during the period, reserves related to financial assets available-for-sale and reserves for cash-flow hedge accounting.

(2)Operating profit excluding unrealized changes in fair value of certain financial instrument (page 10, Performance measurement).

(3)New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

(4)Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. SEK considers that these amounts reflect SEK’s actual lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 6).

(5)During 2012, SEK has changed its approach to provide offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

(6)New borrowing with maturities exceeding one year.

(7)Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(8)Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12 “Capital Adequacy and Exposures “, in this Interim Report for a complete description of the calculation of required minimum capital during the transitional period.

(9)Tier-1 capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(10)According to SEK’s definition, common equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital (in the form of perpetual subordinated debt).